Consolidated Financial Statements

For the years

ended

December 31, 2024 and 2023

Osisko Gold Royalties Ltd Consolidated Financial Statements

Management's Report on Internal Control over Financial Reporting

Osisko Gold Royalties Ltd's (the "Company's") management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 (United States), as amended.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as at December 31, 2024. The Company's management conducted an evaluation of the Company's internal control over financial reporting based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the Company's management's assessment, the Company's internal control over financial reporting is effective as at December 31, 2024.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is located on the next pages.

(signed) Jason Attew	(signed) Frédéric Ruel
President, Chief Executive Officer and Director	Vice President, Finance and Chief Financial Officer

February 19, 2025

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Osisko Gold Royalties Ltd

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Osisko Gold Royalties Ltd and its subsidiaries (the Company) as of December 31, 2024 and 2023, and the related consolidated statements of income (loss), of comprehensive loss, of changes in equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for the years then ended in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed its presentation currency from Canadian dollars to U.S. dollars in 2024.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

PricewaterhouseCoopers LLP
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada  H3B 4Y1
T.: +1 514 205 5000, F.: +1 514 876 1502, Fax to mail: ca_montreal_main_fax@pwc.com

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of impairment indicators of royalty, stream and other interests

As described in Notes 3, 5 and 12 to the consolidated financial statements, the Company's royalty, stream and other interests carrying amount was $1,114 million as of December 31, 2024. Management assesses at each reporting date whether there are indicators that the carrying amount may not be recoverable, which give rise to the requirement to conduct a formal impairment test. Impairment is assessed at the cash-generating unit (CGU) level, which is usually at the individual royalty, stream and other interests level for each property from which cash inflows are generated. Management uses judgement when assessing whether there are indicators of impairment, including a significant change in mineral reserve and resources, significant negative industry or economic trends, significantly lower production than expected, a significant change in current or forecast commodity prices and other relevant operator and financial information.

The principal considerations for our determination that performing procedures relating to the assessment of impairment indicators of royalty, stream and other interests is a critical audit matter are (i) the judgement by management when assessing whether there were indicators of impairment which would require a formal impairment test to be performed; and (ii) a high degree of auditor judgement, subjectivity and effort in performing procedures to evaluate audit evidence related to management's assessment of impairment indicators related to a significant change in mineral reserve and resources, significant negative industry or economic trends, significantly lower production than expected, a significant change in current or forecast commodity prices and other relevant operator and financial information.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's assessment of impairment indicators of royalty, stream and other interests. These procedures also included, among others, evaluating the reasonableness of management's assessment of impairment indicators for a sample of royalty, stream and other interests, related to a significant change in mineral reserve and resources, significant negative industry or economic trends, significantly lower production than expected, a significant change in current or forecast commodity prices and other relevant operator and financial information by considering (i) current and past performance of royalty, stream and other interests; (ii) consistency with external market and industry data; (iii) publicly disclosed or other relevant information of operators of royalty, stream and other interests; and (iv) consistency with evidence obtained in other areas of the audit.

/s/PricewaterhouseCoopers LLP

Montréal, Canada

February 19, 2025

We have served as the Company's auditor since 2006.

Osisko Gold Royalties Ltd Consolidated Balance Sheets As at December 31, 2024 and 2023
(tabular amounts expressed in thousands of U.S. dollars)

		December 31,	December 31,	January 1,
		2024	2023	2023
	Notes	$	$	$
			Restated (Note 2)	Restated (Note 2)
Assets

Current assets

Cash	6	59,096	51,204	66,853
Short-term investments	7	-	6,200	-
Amounts receivable	8	3,106	4,750	8,640
Other assets	9	1,612	1,392	1,880
		63,814	63,546	77,373

Non-current assets

Investments in associates	10	43,262	87,444	236,081
Other investments	11	74,043	70,335	54,268
Royalty, stream and other interests	12	1,113,855	1,174,298	1,017,582
Goodwill	13	77,284	84,081	82,102
Other assets	9	5,376	6,768	6,484
		1,377,634	1,486,472	1,473,890

Liabilities

Current liabilities

Accounts payable and accrued liabilities	14	5,331	6,205	5,041
Dividends payable	17	8,433	8,409	7,472
Lease liabilities	15	852	849	680
		14,616	15,463	13,193

Non-current liabilities

Lease liabilities	15	3,931	5,201	4,948
Long-term debt	16	93,900	145,080	109,231
Deferred income taxes	19	76,234	72,797	63,917
		188,681	238,541	191,289

Equity

Share capital	17	1,675,940	1,658,908	1,642,855
Contributed surplus		63,567	62,331	60,764
Accumulated other comprehensive loss		(141,841)	(84,816)	(101,659)
Deficit		(408,713)	(388,492)	(319,359)
		1,188,953	1,247,931	1,282,601
		1,377,634	1,486,472	1,473,890

APPROVED ON BEHALF OF THE BOARD

(signed) Norman MacDonald, Chair of the Board of Directors	(signed) Joanne Ferstman, Director

The notes are an integral part of these consolidated financial statements.	6

Osisko Gold Royalties Ltd Consolidated Statements of Income (Loss) For the years ended December 31, 2024 and 2023
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

		2024	2023
	Notes	$	$
			Restated (Note 2)

Revenues	20	191,157	183,228

Cost of sales	20	(6,738)	(12,335)
Depletion	20	(32,607)	(41,801)
Gross profit		151,812	129,092

Other operating expenses
General and administrative	20	(18,298)	(24,344)
Business development	20	(5,632)	(4,574)
Impairment of royalty and stream interests	20	(49,558)	(35,711)
Operating income		78,324	64,463
Interest income		4,153	5,061
Finance costs		(7,966)	(14,031)
Foreign exchange (loss) gain		(4,424)	1,134
Share of (loss) income of associates		(30,025)	5,937
Other losses, net	20	(9,920)	(90,201)
Earnings (loss) before income taxes		30,142	(27,637)
Income tax expense	19	(13,875)	(9,789)
Net earnings (loss)		16,267	(37,426)

Net earnings (loss) per share
Basic and diluted	22	0.09	(0.20)

The notes are an integral part of these consolidated financial statements.	7

Osisko Gold Royalties Ltd Consolidated Statements of Comprehensive Loss For the years ended December 31, 2024 and 2023
(tabular amounts expressed in thousands of U.S. dollars)

	2024	2023
	$	$
		Restated (Note 2)

Net earnings (loss)	16,267	(37,426)

Other comprehensive (loss) income

Items that will not be reclassified to the consolidated statement of income (loss)

Changes in fair value of financial assets at fair value through other comprehensive income	(4,778)	4,397
Income tax effect	918	535

Share of other comprehensive loss of associates	(1,795)	(2,457)

Items that may be reclassified to the consolidated statement of income (loss)

Currency translation adjustments	(54,425)	19,671

Disposal of investments in associates
Reclassification to the statements of income (loss) of other comprehensive income, net of income tax	-	(834)

Share of other comprehensive income (loss) of associates	2,258	(2,621)

Other comprehensive (loss) income	(57,822)	18,691

Comprehensive loss	(41,555)	(18,735)

The notes are an integral part of these consolidated financial statements.	8

Osisko Gold Royalties Ltd Consolidated Statements of Cash Flows For the years ended December 31, 2024 and 2023
(tabular amounts expressed in thousands of U.S. dollars)

		2024	2023
	Notes	$	$
			Restated (Note 2)

Operating activities
Net earnings (loss)		16,267	(37,426)
Adjustments for:
Share-based compensation		6,238	7,718
Depletion and amortization		33,572	42,707
Impairment of royalty and stream interests		49,558	35,711
Change in allowance for expected credit loss and write-off of other investments and interest receivable		(1,399)	27,831
Impairment of investments in associates		-	48,968
Share of loss (income) of associates		30,025	(5,937)
Change in fair value of financial assets at fair value through profit and loss		(343)	9,748
Net loss (gain) on dilution of investments in associates		9,300	(3,580)
Loss on disposal and deemed disposal of associates		-	7,736
Foreign exchange loss (gain)		4,428	(1,268)
Deferred income tax expense		11,183	7,874
Other		2,973	(133)
Net cash flows provided by operating activities before changes in non-cash working capital items		161,802	139,949
Changes in non-cash working capital items	23	(1,877)	(1,512)
Net cash flows provided by operating activities		159,925	138,437

Investing activities
Acquisitions of short-term investments	7	(5,983)	(6,200)
Acquisitions of investments		-	(40,200)
Proceeds from disposal of investments	10, 11	3,847	98,053
Acquisitions of royalty and stream interests		(73,449)	(217,745)
Other		(57)	(34)
Net cash flows used in investing activities		(75,642)	(166,126)

Financing activities
Increase in long-term debt	16	35,000	190,000
Repayment of long-term debt	16	(84,721)	(155,787)
Exercise of share options and shares issued under the share purchase plan		9,558	9,486
Normal course issuer bid purchase of common shares		(428)	-
Dividends paid		(30,650)	(29,655)
Withholding taxes on settlement of restricted and deferred share units		(2,442)	(3,592)
Other		(1,185)	(1,082)
Net cash flows (used in) provided by financing activities		(74,868)	9,370

Increase (decrease) in cash before effects of exchange rate changes		9,415	(18,319)
Effects of exchange rate changes on cash		(1,523)	2,670

Net increase (decrease) in cash		7,892	(15,649)
Cash - January 1		51,204	66,853
Cash - December 31	6	59,096	51,204

Additional information on the consolidated statements of cash flows is presented in Note 23.

The notes are an integral part of these consolidated financial statements.	9

Osisko Gold Royalties Ltd Consolidated Statement of Changes in Equity For the year ended December 31, 2024
(tabular amounts expressed in thousands of U.S. dollars)

	Number of			Accumulated
	common		Contributed surplus	other
	shares	Share		comprehensive
	outstanding	capital		loss (i)	Deficit	Total
		$	$	$	$	$

Balance - January 1, 2024 (restated - Note 2)	185,346,524	1,658,908	62,331	(84,816)	(388,492)	1,247,931

Net earnings	-	-	-	-	16,267	16,267
Other comprehensive loss	-	-	-	(57,822)	-	(57,822)
Comprehensive loss	-	-	-	(57,822)	16,267	(41,555)

Dividends declared	-	-	-	-	(34,665)	(34,665)
Shares issued - Dividends reinvestment plan	205,741	3,282	-	-	-	3,282
Shares issued - Employee share purchase plan	16,497	263	-	-	-	263
Share options - Share-based compensation	-	-	1,587	-	-	1,587
Share options exercised	956,758	11,916	(2,519)	-	-	9,397
Restricted share units to be settled in common shares:
Share-based compensation	-	-	3,569	-	-	3,569
Settlement	160,331	1,586	(2,975)	-	(722)	(2,111)
Income tax impact	-	-	422	-	-	422
Deferred share units to be settled in common shares:
Share-based compensation	-	-	1,082	-	-	1,082
Settlement	19,351	201	(437)	-	(92)	(328)
Income tax impact	-	-	507	-	-	507
Normal course issuer bid purchase of common shares	(26,000)	(216)	-	-	(212)	(428)
Transfer of realized other comprehensive income of associates, net of income taxes	-	-	-	762	(762)	-
Transfer of realized gain on financial assets at fair value through other comprehensive income, net of income taxes	-	-	-	35	(35)	-
Balance - December 31, 2024	186,679,202	1,675,940	63,567	(141,841)	(408,713)	1,188,953

(i) As at December 31, 2024, accumulated other comprehensive loss comprises items that will not be recycled to the consolidated statements of income (loss) amounting to ($12.7) million and items that may be recycled to the consolidated statements of income (loss) amounting to ($129.2) million.

The notes are an integral part of these consolidated financial statements.	10

Osisko Gold Royalties Ltd Consolidated Statement of Changes in Equity For the year ended December 31, 2023
(tabular amounts expressed in thousands of U.S. dollars)

	Number of			Accumulated
	common		Contributed surplus	other
	shares	Share		comprehensive
	outstanding	capital		loss (i)	Deficit	Total
		$	$	$	$	$

Balance - January 1, 2023 (restated - Note 2)	184,037,728	1,642,855	60,764	(101,659)	(319,359)	1,282,601

Net loss	-	-	-	-	(37,426)	(37,426)
Other comprehensive income	-	-	-	18,691	-	18,691
Comprehensive loss	-	-	-	18,691	(37,426)	(18,735)

Dividends declared	-	-	-	-	(32,223)	(32,223)
Shares issued - Dividends reinvestment plan	140,405	1,939	-	-	-	1,939
Shares issued - Employee share purchase plan	17,809	240	-	-	-	240
Share options - Share-based compensation	-	-	3,096	-	-	3,096
Share options exercised	938,615	11,710	(2,374)	-	-	9,336
Restricted share units to be settled in common shares:
Share-based compensation	-	-	3,701	-	-	3,701
Settlement	166,161	1,695	(3,377)	-	(1,224)	(2,906)
Income tax impact	-	-	160	-	-	160
Deferred share units to be settled in common shares:
Share-based compensation	-	-	921	-	-	921
Settlement	45,806	469	(697)	-	(108)	(336)
Income tax impact	-	-	137	-	-	137
Transfer of realized gain on financial assets at fair value through other comprehensive income, net of income taxes	-	-	-	(1,848)	1,848	-
Balance - December 31, 2023 (restated - Note 2)	185,346,524	1,658,908	62,331	(84,816)	(388,492)	1,247,931

(i) As at December 31, 2023, accumulated other comprehensive loss comprises items that will not be recycled to the consolidated statements of income (loss) amounting to ($7.8) million and items that may be recycled to the consolidated statements of income (loss) amounting to ($77.0) million.

The notes are an integral part of these consolidated financial statements.	11

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2024 and 2023
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

1. Nature of activities

Osisko Gold Royalties Ltd and its subsidiaries (together, "Osisko" or the "Company") are engaged in the business of acquiring and managing royalties, streams and similar interests on precious metals and other commodities that fit the Company's risk/reward objectives. Osisko is a public company domiciled in the Province of Québec, Canada, whose shares trade on the Toronto Stock Exchange and the New York Stock Exchange and is constituted under the Business Corporations Act (Québec). The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec. The Company owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects. The Company's main asset is a 3-5% net smelter return ("NSR") royalty on the Canadian Malartic Complex, located in Canada.

2. Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB"). The accounting policies, methods of computation and presentation applied in these consolidated financial statements are consistent with those of the previous financial year, except for the change in presentation currency presented below. The Board of Directors approved these consolidated financial statements for issue on February 19, 2025.

Change in presentation currency

During the year ended December 31, 2024, the Company elected to change its presentation currency from Canadian dollars ("C$") to U.S. dollars. The change in presentation currency is to improve investors and other stakeholders' ability to compare the Company's financial results with other precious metals royalty and streaming companies, who mostly report their results in U.S. dollars.

In accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, this change in presentation currency was applied retrospectively as if the new presentation currency had always been the Company's presentation currency and, accordingly, prior year comparative figures have been restated (including in the notes to the consolidated financial statements).

In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, the methodology followed in restating historical financial information from Canadian dollars to U.S. dollars was as follows:

  Assets and liabilities for each consolidated balance sheet presented were translated at the closing rate of the period;
  Income and expenses for each consolidated statement of income or loss and consolidated statement of comprehensive income or loss were translated at quarterly average exchange rates for the period (unless this average was not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses were translated at the rate on the dates of the respective transactions);
  Equity transactions were translated at historical exchange rates in effect on the date of the respective equity transaction; and
  All resulting change differences (currency translation adjustments) were recognized in equity under accumulated other comprehensive loss.

The exchange rates used to reflect the change in presentation currency in the accompanying consolidated financial statements were as follows:

	2024	2023	2022

Average rate (C$/US$)	0.7302	0.7410	n/a
Closing exchange rate (C$/US$)	0.6950	0.7561	0.7383

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2024 and 2023
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

3. Material accounting policies

The material accounting policies applied in the preparation of the consolidated financial statements are described below.

a) Consolidation

The Company's financial statements consolidate the accounts of Osisko Gold Royalties Ltd and its subsidiaries. All intercompany transactions, balances and unrealized gains or losses from intercompany transactions are eliminated on consolidation. Subsidiaries are all entities over which the Company has the ability to exercise control. The Company controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to Osisko and are deconsolidated from the date that control ceases.

The principal subsidiaries of the Company, their geographic locations and their related participation at December 31, 2024 and 2023 were as follows:

Entity	Jurisdiction	Participation	Functional currency
Osisko Bermuda Limited	Bermuda	100%	United States dollar
Osisko Mining (USA) Inc.	Delaware	100%	United States dollar

b) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each consolidated entity and associate of the Company are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The parent Company's functional currency is the Canadian dollar.

As of January 1, 2024, the Company elected to change its presentation currency from Canadian dollars to U.S. dollars (Note 2). Assets and liabilities of the subsidiaries that have a functional currency different from the presentation currency, which is now the U.S. dollars, are translated into U.S. dollars at the exchange rate in effect on the consolidated balance sheet date and revenues and expenses are translated at the average exchange rate over the reporting period (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the respective transactions). Gains and losses from these translations are recognized as currency translation adjustment in other comprehensive income or loss.

(ii) Foreign currency transactions and balances

Foreign currency transactions, including revenues and expenses, are translated into the functional currency of the respective subsidiary at the rate of exchange prevailing on the date of each transaction or valuation when items are re-measured. Monetary assets and liabilities denominated in currencies other than the operation's functional currencies are translated into the functional currency at exchange rates in effect at the balance sheet date. Foreign exchange gains and losses resulting from the settlement of those transactions and from period-end translations are recognized in the consolidated statement of income or loss.

Non-monetary assets and liabilities are translated at historical rates, unless such assets and liabilities are carried at fair value, in which case, they are translated at the exchange rate in effect at the date of the fair value measurement. Changes in fair value attributable to currency fluctuations of non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in the consolidated statement of income or loss as part of the fair value gain or loss. Such changes in fair value of non-monetary financial assets, such as equities classified at fair value through other comprehensive income, are included in other comprehensive income or loss.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2024 and 2023
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

3. Material accounting policies (continued)

c) Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other acceptable valuation techniques.

Measurement after initial recognition depends on the classification of the financial instrument. The Company has classified its financial instruments in the following categories depending on the purpose for which the instruments were acquired and their characteristics.

(i) Financial assets

Debt instruments

Investments in debt instruments are subsequently measured at amortized cost when the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows and when the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Investments in debt instruments are subsequently measured at fair value when they do not qualify for measurement at amortized cost. Financial instruments subsequently measured at fair value, including derivatives that are assets, are carried at fair value with changes in fair value recorded in net income or loss unless they are held within a business model whose objective is to hold assets in order to collect contractual cash flows or sell the assets and when the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, in which case unrealized gains and losses are initially recognized in other comprehensive income or loss for subsequent reclassification to net income or loss through amortization of premiums and discounts, impairment or derecognition.

Equity instruments

Investments in equity instruments are subsequently measured at fair value with changes recorded in net income or loss. Equity instruments that are not held for trading can be irrevocably designated at fair value through other comprehensive income or loss on initial recognition without subsequent reclassification to net income or loss. Cumulative gains and losses are transferred from accumulated other comprehensive income or loss to retained earnings or deficit upon derecognition of the investment.

(ii) Financial Liabilities

Financial liabilities are subsequently measured at amortized cost using the effective interest method, except for financial liabilities at fair value through profit or loss. Such liabilities, including derivatives that are liabilities, are subsequently measured at fair value.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2024 and 2023
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

3. Material accounting policies (continued)

c) Financial instruments (continued)

The Company has classified its financial instruments as follows:

Category	Financial instrument

Financial assets at amortized cost	Cash
Short-term loans
Notes and loans receivable
Revenues receivable from royalty, stream and other interests
Interest income receivable
Other receivables

Financial assets at fair value through profit or loss	Investments in derivatives and convertible debentures

Financial assets at fair value through other comprehensive income or loss	Investments in shares and equity instruments, other than in derivatives

Financial liabilities at amortized cost	Accounts payable and accrued liabilities
Borrowings under the revolving credit facility

d) Impairment of financial assets

At each reporting date, the Company assesses, on a forward-looking basis, the expected credit losses associated with its financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in the credit risk (investments in debt instruments measured at amortized cost) or if a simplified approach has been selected (amounts receivable from associates and other receivables).

Investments in debt instruments

To the extent that a debt instrument at amortized cost is considered to have low credit risk, which corresponds to a credit rating within the investment grade category and the credit risk has not increased significantly, the loss allowance is determined on the basis of 12-month expected credit losses. If the credit risk has increased significantly, the lifetime expected credit losses are recognized.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2024 and 2023
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

3. Material accounting policies (continued)

e) Investments in associates

Associates are entities over which the Company has significant influence, but not control. The financial results of the Company's investments in its associates are included in the Company's results according to the equity method. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Company's share of profits or losses of associates after the date of acquisition. Such share of profits and losses takes into account the attribution of the price paid to the Company's share of the associate's underlying assets and liabilities. The Company's share of profits or losses is recognized in the consolidated statement of income or loss and its share of other comprehensive income or loss of associates is included in other comprehensive income or loss. Dilution gains and losses arising from changes in interests in investments in associates are recognized in the consolidated statement of income or loss.

The Company assesses at each reporting date whether there is any objective evidence that its investments in associates are impaired. If impaired, the carrying value of the Company's share of the underlying assets of associates is written down to its estimated recoverable amount (being the higher of fair value less costs of disposal and value-in-use) and charged to the consolidated statement of income or loss.

f) Royalty, stream and other interests

Royalty, stream and other interests consist of acquired royalty, stream and other interests in producing, development and exploration and evaluation stage properties. Royalty, stream and other interests are recorded at cost and capitalized as tangible assets. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses. The major categories of the Company's interests are producing, development and exploration and evaluation. Producing assets are those that have generated revenue from steady-state operations for the Company. Development assets are interests in projects that are under development, in permitting or feasibility stage and that in management's view, can be reasonably expected to generate steady-state revenue for the Company in the near future. Exploration and evaluation assets represent properties that are not yet in development, permitting or feasibility stage or that are speculative in nature and are expected to require several years to generate revenue, if ever, or are currently not active.

Producing and development royalty, stream and other interests are recorded at cost and capitalized in accordance with IAS 16 Property, Plant and Equipment. Producing royalty, stream and other interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available estimates of proven and probable mineral reserves specifically associated with the properties and may include a portion of resources expected to be converted into mineral reserves, based on judgement and historical conversion rates achieved by the mine operator. Management relies on information available to it under contracts with the operators and / or public disclosures for information on proven and probable mineral reserves and resources from the operators of the producing royalty, stream and other interests. Where publicly information is not available, depletion is based on the Company's best estimate of the volumes to be delivered under the contracts.

On acquisition of a producing or a development royalty, stream or other interest, an allocation of the acquisition cost may be made for the exploration potential based on its fair value. The estimated fair value of this acquired exploration potential is recorded as an asset (non-depreciable interest) on the acquisition date. Updated mineral reserve and resource information obtained from the operators of the properties is used to determine the amount to be converted from non-depreciable interest to depreciable interest.

Royalty, stream and other interests for exploration and evaluation assets are recorded at cost and capitalized in accordance with IFRS 6 Exploration for and Evaluation of Mineral Resources. Acquisition costs of exploration and evaluation royalty, stream and other interests are capitalized and are not depleted until such time as revenue-generating activities begin.

Producing and development royalty, stream and other interests are reviewed for impairment at each reporting date if there is any indication that the carrying amount may not be recoverable. Impairment is assessed at the level of Cash-Generating Units (''CGU'') which, in accordance with IAS 36 Impairment of Assets, are identified as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows from other assets. This is usually at the individual royalty, stream and other interest level for each property from which cash inflows are generated.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2024 and 2023
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

3. Material accounting policies (continued)

f) Royalty, stream and other interests (continued)

Royalty, stream and other interests for exploration and evaluation assets are assessed for impairment whenever indicators of impairment exist in accordance with IFRS 6. An impairment loss is recognized for the amount by which the asset's carrying value exceeds its recoverable amount, which is the higher of fair value less costs of disposal and value-in-use. An interest that has previously been classified as exploration and evaluation is also assessed for impairment before reclassification to development or producing assets, and the impairment loss, if any, is recognized in net income or loss.

g) Goodwill

Goodwill is recognized in a business combination if the cost of the acquisition exceeds the fair value of the identifiable net assets acquired. Goodwill is then allocated to the CGU or group of CGUs that are expected to benefit from the synergies of the combination. The Company performs a goodwill impairment test on an annual basis as at December 31 of each year. In addition, the Company assesses indicators of impairment at each reporting period end and, if an indicator of impairment is identified, goodwill is tested for impairment at that time. If the carrying value of the CGU or group of CGUs to which goodwill is assigned exceeds its recoverable amount, an impairment loss is recognized. Goodwill impairment losses are not reversed.

The recoverable amount of a CGU or group of CGUs is measured as the higher of value in use and fair value less costs of disposal.

h) Current and deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the consolidated statement of income or loss, except to the extent that it relates to items recognized in other comprehensive income or loss or directly in equity. In this case, the tax is also recognized in other comprehensive income or loss or directly in equity, respectively.

Current income taxes

The current income tax charge is the expected tax payable on the taxable income for the year, using the tax laws enacted or substantively enacted at the balance sheet date in the jurisdictions where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates (and laws) that apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are presented as non-current and are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2024 and 2023
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

3. Material accounting policies (continued)

i) Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from the proceeds in equity in the period where the transaction occurs.

j) Revenue recognition

Revenue comprises revenues from the sale of commodities received and revenues directly earned from royalty, stream and other interests.

For commodities received from royalty, stream and other interest agreements paid in-kind and subsequently sold, the Company's performance obligations relate primarily to the delivery of gold, silver or other products to the customers. Revenue is recognized when control is transferred to the customers, which is achieved when a product is delivered, the customer has full discretion over the product and there is no unfulfilled obligation that could affect the customer's acceptance of the product. Control over the refined gold, silver and other products is transferred to the customers when the relevant product received (or purchased) from the operator is physically delivered and sold by the Company (or its agent) to the third-party customers. For royalty,  stream and other interest agreements paid in cash, revenue recognition will depend on the related agreement.

Revenue is measured at fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty, stream and other interest agreements. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

k) Share-based compensation

Share option plan

The Company offers a share option plan to its officers, employees and consultants. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. Fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche's vesting period by increasing contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

Any consideration paid on exercise of share options is credited to share capital. The contributed surplus resulting from share-based compensation is transferred to share capital when the options are exercised.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2024 and 2023
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

3. Material accounting policies (continued)

k) Share-based compensation (continued)

Deferred and restricted share units

The Company offers a deferred share units ("DSU") plan to its non-executive directors and a restricted share units ("RSU") plan to its officers, employees and consultants as part of their long-term compensation package, entitling them to receive a payment in the form of common shares, cash (based on Osisko's share price at the relevant time) or a combination of common shares and cash, at the sole discretion of the Company. The fair value of the DSU and RSU granted by Osisko to be settled in common shares is measured on the grant date and is recognized over the vesting period under contributed surplus with a corresponding charge to share-based compensation.

l) Earnings per share

The calculation of earnings per share ("EPS") is based on the weighted average number of shares outstanding for each period. The basic EPS is calculated by dividing the profit or loss attributable to the equity owners of Osisko by the weighted average number of common shares outstanding during the period.

The computation of diluted EPS assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on the income per share. The treasury stock method is used to determine the dilutive effect of the share options, DSU and RSU. When the Company reports a loss, the diluted net loss per common share is equal to the basic net loss per common share due to the anti-dilutive effect of the outstanding share options, DSU and RSU.

m) Segment reporting

The operating segments are reported in a manner consistent with the internal reporting provided to the President and Chief Executive Officer (the "President and CEO") who fulfills the role of the chief operating decision-maker. The President and CEO is responsible for allocating resources and assessing performance of the Company's operating segments. The President and CEO organizes and manages the business under a single operating segment, consisting of acquiring and managing precious metals and other royalties, streams and other interests.

4. New accounting standards and amendments

Material accounting standards and amendments

Amendments - IAS 1 Presentation of Financial Statements (Non-current Liabilities with Covenants)

Amendments made to IAS 1 in 2020 and 2022 clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is affected by the entity's expectations or events after the reporting date (e.g. the receipt of a waiver or a breach of covenant). Covenants of loan arrangements will not affect classification of a liability as current or non-current at the reporting date if the entity must only comply with the covenants after the reporting date. However, if the entity must comply with a covenant either before or at the reporting date, this will affect the classification as current or non-current even if the covenant is only tested for compliance after the reporting date.

The amendments require disclosures if an entity classifies a liability as non-current and that liability is subject to covenants that the entity must comply with within 12 months of the reporting date. The disclosures include:

  the carrying amount of the liability;
  information about the covenants; and
  facts and circumstances, if any, that indicate that the entity may have difficulty complying with the covenants.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2024 and 2023
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

4. New accounting standards and amendments (continued)

Material accounting standards and amendments (continued)

Amendments - IAS 1 Presentation of Financial Statements (Non-current Liabilities with Covenants) (continued)

The amendments also clarify what IAS 1 means when it refers to the "settlement" of a liability. Terms of a liability that could, at the option of the counterparty, result in its settlement by the transfer of the entity's own equity instrument can only be ignored for the purpose of classifying the liability as current or non-current if the entity classifies the option as an equity instrument. However, conversion options that are classified as a liability must be considered when determining the current/non-current classification of a convertible note.

The amendments must be applied retrospectively in accordance with the normal requirements in IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and are effective for annual reporting periods beginning on or after January 1, 2024. These amendments did not have a material impact on the Company's consolidated financial statements for the year ended December 31, 2024.

Accounting standards issued but not yet effective

The Company has not yet adopted certain standards, interpretations to existing standards and amendments which have been issued but have an effective date of later than December 31, 2024. These standards, interpretations to existing standards and amendments, other than IFRS 18 Presentation and Disclosure in Financial Statements and the amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures, which are presented below, are not expected to have any significant impact on the Company or are not considered material and are therefore not discussed herein.

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. IFRS 18 was issued in response to investors' concerns about the comparability and transparency of entities' performance reporting. The new requirements introduced in IFRS 18 will help to achieve comparability of the financial performance of similar entities, especially related to how 'operating profit or loss' is defined. The new disclosures required for some management-defined performance measures will also enhance transparency. The key new concepts introduced in IFRS 18 relate to:

  the structure of the statement of profit or loss;
  required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements (that is, management-defined performance measures); and
  enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

IFRS 18 will replace IAS 1; many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its 'operating profit or loss'.

IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. Management has not yet evaluated the impact that this new standard will have on its consolidated financial statements.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2024 and 2023
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

4. New accounting standards and amendments (continued)

Accounting standards issued but not yet effective (continued)

Amendments - IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures

On May 30, 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7, which respond to recent questions arising in practice. The amendments were issued to:

  clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
  clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion;
  add new disclosures for certain instruments with contractual terms that can change cash flows; and
  update disclosures for equity instruments designated at fair value through other comprehensive income.

The new requirements will apply from January 1, 2026, with early application permitted. Management has not yet evaluated the impact that this new standard will have on its consolidated financial statements.

5. Critical accounting estimates and significant judgements

 The preparation of financial statements in conformity with IFRS Accounting Standards requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company also makes estimates and assumptions concerning the future. The determination of estimates requires the exercise of judgements based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

 Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2024 and 2023
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

5. Critical accounting estimates and significant judgements (continued)

 Critical accounting estimates and assumptions

 Mineral reserves and resources - Royalties, streams and other assets

 Royalty, stream and other interests comprise a large component of the Company's assets and as such, the mineral reserves and resources of the properties to which the interests relate have a significant effect on the Company's consolidated financial statements. These estimates are applied in determining the depletion of the Company's royalty, stream and other interests and assessing the recoverability of the carrying value of royalty, stream and other interests. For royalty, stream and other interests, the public disclosures of mineral reserves and resources that are released by the operators of the properties involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. These assumptions are, by their very nature, subject to interpretation and uncertainty. The estimates of mineral reserves and resources may change based on additional knowledge gained subsequent to the initial assessment, adjusted by the Company's internal geological specialists, as deemed necessary. Changes in the estimates of mineral reserves and resources may materially affect the recorded amounts of depletion and the assessed recoverability of the carrying value of royalty, stream and other interests.

 Impairment of royalty, stream and other interests

 The assessment of the fair values of royalty, stream and other interests requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, mineral reserve, mineral resource conversion, net asset value multiples, foreign exchange rates, future capital expansion plans and the associated production implications, and exploration potential. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per ounce of mineral reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the estimates used in determining the fair value of the royalty, stream and other interests could impact the impairment (or reversal of impairment) analysis.

 Impairment of goodwill

 The Company performs a goodwill impairment test on an annual basis as at December 31 of each year. In addition, the Company assesses indicators of impairment at each reporting date and, if an indicator of impairment is identified, goodwill is tested for impairment at that time. For the purpose of impairment testing, goodwill is allocated to each CGU or group of CGUs expected to benefit from the synergies of the combination. When completing an impairment test, the Company calculates the estimated recoverable amount of CGU or group of CGUs, which requires management to make estimates and assumptions with respect to items such as future production levels, long-term commodity prices, discount rates, mineral reserves, mineral resource conversion, foreign exchange rates and exploration potential.

 These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will have an impact on these projections, which may impact the recoverable amount of the CGU or group of CGUs. Accordingly, it is possible that some or the entire carrying amount of the goodwill may be further impaired with the impact recognized in the consolidated statement of income or loss.

 The Company performs an annual impairment test using the fair value less cost of disposal of the group of CGUs supporting the goodwill and using discounted cash flows with the most recent budgets and forecasts available, including information from external sources. The periods to be used for the projections are based on the expected production from the mines, the proven and probable mineral reserves and a portion of the resources. The discount rate to be used takes into consideration the different risk factors of the Company.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2024 and 2023
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

5. Critical accounting estimates and significant judgements (continued)

 Significant judgements in applying the Company's accounting policies

 Investee - significant influence

 The assessment of whether the Company has significant influence over an investee requires the use of judgements when assessing factors that could give rise to significant influence. Factors which could lead to the conclusion of having significant influence over an investee include, but are not limited to, ownership percentage; representation on the board of directors; investment agreements between the investor and the investee; material transactions between the investor and the investee; interchange of managerial personnel; provision of essential technical information; and potential voting rights.

 Changes in the judgements used in determining if the Company has significant influence over an investee would impact the accounting treatment of the investment in the investee.

 Impairment of investments in associates

 The Company follows the guidance of IAS 28 Investments in Associates and Joint Ventures to assess whether there are impairment indicators which may lead to the recognition of an impairment loss with respect to its net investment in an associate. This determination requires significant judgement in evaluating if a decline in fair value is significant or prolonged, which triggers a formal impairment test. In making this judgement, the Company's management evaluates, among other factors, the duration and extent to which the fair value of an investment is less than its carrying amount, the volatility of the investment and the financial health and business outlook for the investee, including factors such as the current and expected status of the investee's exploration projects and changes in financing cash flows.

 Impairment of financial assets

 In assessing whether the credit risk on a financial instrument has increased significantly since initial recognition, the Company compares the risk of default occurring on the financial instrument at the reporting date with the risk of a default occurring on the financial instrument at the date of initial recognition. In making this assessment, the Company considers both quantitative and qualitative information that is reasonable and supportive, including forward-looking information that is available without undue cost of effort. The loss allowances for financial assets are based on assumptions about the risk of default and expected loss rates. The Company uses judgement in making these assumptions and selecting the inputs to the allowance for expected credit loss calculation, based on the Company's past history and existing market conditions, as well as forward-looking estimates at the end of each reporting period.

 Changes in the judgements used in determining the risk of default and the expected loss rates could materially impact the allowance for expected credit loss or the write-off amounts.

 Impairment of royalty, stream and other interests on exploration and evaluation properties

 Assessment of impairment and reversal of impairment of royalty, stream and other interests on exploration and evaluation properties requires the use of judgement when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment or impairment reversal test on the Company's royalty, stream and other interests on exploration and evaluation properties. Factors which could trigger an impairment or impairment reversal review include, but are not limited to, an expiry of the right of the operator to explore in the specific area during the period or will expire in the near future, and is not expected to be renewed; substantive exploration and evaluation expenditures in a specific area not planned by the operator, taking into consideration such expenditures to be incurred by a farmee, is neither budgeted nor planned; exploration for and evaluation of mineral resources in a specific area have not led to the discovery of commercially viable quantities of mineral resources and the operator has decided to discontinue such activities in the specific area; sufficient data exists to indicate that, although a development in a specific area is likely to proceed, the carrying amount of the royalty, stream and other interests is unlikely to be recovered in full from successful development or by sale; significant negative industry or economic trends; interruptions in exploration and evaluation activities by the operator or its farmee; and a significant change in current or forecast commodity prices.

 Changes in the judgements used in determining the fair value of the royalty, stream and other interests on exploration and evaluation properties could impact the impairment or impairment reversal analysis.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2024 and 2023
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

5. Critical accounting estimates and significant judgements (continued)

 Significant judgements in applying the Company's accounting policies (continued)

Impairment of development and producing royalty, stream and other interests

 Assessment of impairment and reversal of impairment of development and producing royalty, stream and other interests requires the use of judgements when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment or impairment reversal test on the Company's development and producing royalty, stream and other interests. Factors which could trigger an impairment or impairment reversal review include, but are not limited to, a significant market value decline; net assets higher than the market capitalization; a significant change in mineral reserves and resources; significant negative industry or economic trends; interruptions in production activities; significantly lower production than expected and a significant change in current or forecast commodity prices and interest rates.

 Changes in the judgements used in determining the fair value of the producing royalty, stream and other interests could impact the impairment or impairment reversal analysis.

 Deferred income tax assets

 Management continually evaluates the likelihood that it is probable that its deferred tax assets will be realized. This requires management to assess whether it is probable that sufficient taxable income will exist in the future to utilize these losses within the carry-forward period. By its nature, this assessment requires significant judgement.

6. Cash

As at December 31, 2024 and 2023, the consolidated cash position was as follows:

	December 31,	December 31,
	2024	2023
	$	$

Cash held in U.S. dollars	48,223	19,323
Cash held in Canadian dollars (i)	10,873	31,881
Total cash	59,096	51,204

(i) Cash held in Canadian dollars amounted to C$15.6 million as at December 31, 2024 (C$42.2 million as at December 31, 2023.

7. Short-term investments

During the year 2024, the Company advanced additional funds to an associate. Following signature of a term sheet with the associate (subject to closing conditions), the carrying value of the loan ($12.2 million) was reclassified to other investments (Note 11) as the repayment terms are not expected to be within the next 12 months. As at December 31, 2023, short-term investments comprised of a $6.2 million note receivable from the associate bearing an interest rate of 18.5%. The note receivable is secured by the assets of the associate.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2024 and 2023
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

8. Amounts receivable

	December 31,	December 31,
	2024	2023
	$	$

Revenues receivable from royalty, stream and other interests	2,110	3,105
Interest income receivable	211	947
Sales taxes and other receivables	785	698
	3,106	4,750

9. Other assets

	December 31,	December 31,
	2024	2023
	$	$
Current

Stream ounces inventory	-	10
Prepaid expenses and deposits	1,612	1,382
	1,612	1,392

Non-current

Deferred financing fees	1,293	1,388
Property and equipment (i)	4,083	5,380
	5,376	6,768

(i) Property and equipment includes right-of-use assets of $3.9 million as at December 31, 2024 ($5.1 million as at December 31, 2023).

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2024 and 2023
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

10. Investments in associates

	2024	2023
	$	$

Balance - January 1	87,444	236,081
Acquisitions	-	200
Disposals (i)	-	(94,334)
Share of (loss) income, net (ii)	(30,025)	5,937
Share of other comprehensive income (loss), net	463	(5,078)
Net (loss) gain on ownership dilution	(9,300)	3,580
Loss on disposal (i)	-	(5,459)
Loss on deemed disposal (iii)	-	(2,277)
Transfers to other investments (Note 11) (iii)	-	(5,407)
Impairments (iv)	-	(48,968)
Foreign exchange revaluation impact	(5,320)	3,169
Balance - December 31	43,262	87,444

(i) In December 2023, the Company disposed of its entire investment in Osisko Mining Inc.

(ii) The net share of income or loss is adjusted to the extent that management is aware of material events that affect the associates' net income or loss during the period where earnings in equity accounted for investments are recorded on up-to a 3-month lag basis, which is the case for the investment in Osisko Development Corp. ("Osisko Development").

(iii) In 2023, the loss on deemed disposals is related to investments in associates that were transferred to other investments as the Company has considered that it has lost its significant influence over these investees.

(iv) In 2023, the Company recorded an impairment charge on its investments in associates of $49.0 million, including $48.8 million on its investment in Osisko Development. The impairment resulted from, amongst others, the significant decrease in Osisko Development's share price, the deterioration of market conditions and the general negative sentiment towards exploration and development companies. The Company estimated the recoverable amount of its investment at $87.4 million, using a fair value less costs of disposal model with reference to Osisko Development's share price quoted on active markets, which is considered a Level 1 input. The Company estimated the cost of disposal using historical discounts and transaction fees for similar transactions.

Material investment

The financial information of the only individually material associate is as follows and includes adjustments, where applicable, to the accounting policies of the associates to conform to those of the Company. The information presented includes a three-month lag as the financial information of the associate is not available prior to the approval of the consolidated financial statements of the Company.

	Osisko Development (i)
	2024	2023
	$	$

Current assets	42,949	71,304
Non-current assets	525,269	633,729
Current liabilities	(90,842)	(43,059)
Non-current liabilities	(85,590)	(123,404)
Net assets	391,786	538,570

Revenues	8,421	32,562
Net loss	(153,087)	(80,288)
Other comprehensive income (loss)	1,440	(12,565)
Comprehensive loss	(151,647)	(92,853)

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2024 and 2023
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

10. Investments in associates (continued)

Material investment - Reconciliation to carrying amounts

	Osisko Development (i)
	2024	2023
	$	$

Opening net assets, at lag	538,570	579,185
Private placements	-	38,238
Loss for the period	(153,087)	(80,288)
Other comprehensive gain (loss) for the period	1,440	(12,565)
Other equity transactions, impact of foreign exchange variations and others	4,863	14,000
Closing net assets, at lag	391,786	538,570

Company's share in % (ii)	39.7%	39.7%
Company's share in $, at lag	155,539	213,812
Initial recognition impairment (iii)	(73,039)	(73,039)
Investment impairment (iv)	(17,590)	-
Impact of dilution, foreign exchange variations and others	(12,348)	(4,559)
Goodwill	-	-
Carrying amount, at lag	52,562	136,214
Adjustments for events during the lag period (iv),(v)	(9,300)	(48,770)
Carrying amount, as per balance sheet	43,262	87,444

Fair value of investment (vi)	54,210	97,033

(i) Information is for the reconstructed twelve months ended September 30, 2024 and 2023.

(ii) As at September 30, 2024 and 2023.

(iii) Reflects the initial write-down to the notional value of acquired non-current assets upon deconsolidation of Osisko Development as a subsidiary and recognition as an associate recorded at fair value under IAS 28.  Any related subsequent impairments of non-current assets recorded by the associate (through the net loss for the period) are appropriately adjusted against this initial amount.

(iv) In 2023, the Company recorded an impairment charge on its investments in Osisko Development of $48.8 million. In 2024, Osisko Development recognized an impairment charge, which partially offset the impairment booked by the Company in 2023.

(v) In October and November 2024, Osisko Development completed private and brokered placements, which reduced the ownership percentage of the Company from 39.7% to 24.4% and resulted in a loss on dilution of $9.3 million.

(vi) Based on the quoted share price on an active stock exchange as at December 31, 2024 and 2023.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2024 and 2023
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

10. Investments in associates (continued)

Material investment (continued)

Osisko Development Corp.

Osisko Development is a Canadian gold exploration and development company focused on the acquisition, exploration and development of precious metals resource properties in North America. The main projects held by Osisko Development are the Cariboo gold project ("Cariboo") in British Columbia, Canada, the San Antonio gold project ("San Antonio") in Sonora, Mexico, and the Tintic property ("Tintic") in Utah, United States. Osisko owns a 5% NSR royalty on Cariboo, a 15% gold and silver stream on San Antonio and a 2.5% metals stream on Tintic.

In November 2024, Osisko Development reported that its working capital position as at September 30, 2024, and the gross proceeds from the private placements completed in October and November 2024, will not be sufficient to meet its obligations, commitments and forecasted expenditures up to the period ending September 30, 2025. While management has been successful in securing financing in the past, there can be no assurance that it will be able to do so in the future or that these sources of funding or initiatives will be available to the company or that they will be available on terms which are acceptable to Osisko Development. If management is unable to obtain new funding, Osisko Development may be unable to continue its operations.

As at December 31, 2024, the Company held 33,333,366 common shares representing a 24.4% interest in Osisko Development (39.6% as at December 31, 2023). The decrease in the percentage of ownership is due to the private financings that were completed by Osisko Development in October and November 2024, in which the Company did not participate.

Investments in immaterial associates

The Company has interests in a number of individually immaterial associates that are accounted for using the equity method. The aggregate amount of the Company's share of net loss and other comprehensive income of these immaterial associates was nil in 2024 and immaterial in 2023. As at December 31, 2024 and 2023, the carrying value and the fair value of the immaterial investments are deemed to be nil as they were fully impaired as of December 31, 2024 and 2023.

11. Other investments

	2024	2023
	$	$
Fair value through profit or loss (warrants and convertible instruments)
Balance - January 1	6,766	17,880
Disposal	-	(3,698)
Interest capitalized (i)	-	2,134
Change in fair value (i)	343	(9,748)
Foreign exchange revaluation impact	(561)	198
Balance - December 31	6,548	6,766

Subtotal reported to next page	6,548	6,766

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2024 and 2023
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

11. Other investments (continued)

	2024	2023
	$	$

Subtotal from previous page	6,548	6,766

Fair value through other comprehensive income (common shares)
Balance - January 1	63,569	13,538
Acquisitions (Note 12)	-	40,000
Transfer from associates (Note 10)	-	5,407
Change in fair value	(4,778)	4,397
Disposals	(2,448)	(21)
Foreign exchange revaluation impact	(1,030)	248

Balance - December 31	55,313	63,569

Amortized cost (notes)
Balance - January 1	-	22,850
Repayments	(1,399)	-
Change in allowance for expected credit loss and write-offs (ii)	1,399	(22,850)
Reclassified from short-term investments (Note 7)	12,182	-

Balance - December 31	12,182	-

Total	74,043	70,335

Other investments comprise common shares, warrants and convertible instruments, mostly from companies publicly traded in Canada and in the United States of America, as well as loans receivable (notes) from certain associates (private companies), which were fully provisioned as at December 31, 2024 and 2023.

(i) In January 2023, a convertible secured senior note of $13.0 million (C$17.6 million) with Falco Resources Ltd. ("Falco") was amended. The accrued interest receivable of $2.1 million (C$2.9 million) was capitalized to the capital of the note and the maturity date of the note was extended to December 31, 2024. In December 2024, the convertible secured note was amended and the maturity date was extended to December 31, 2025. The Company has the ability to apply the loan or a portion of the loan against future stream payments due to the operator when certain triggering events will be met. In 2023, the Company recognized a reduction in the fair value of the convertible secured senior note of $8.6 million (C$11.6 million).

(ii) On June 30, 2023, the Company determined that the credit risk related to its loans to Stornoway Diamonds (Canada) Inc. ("Stornoway"), the operator of the Renard diamonds mine, had increased significantly since initial recognition. As a result, the Company recorded an allowance for expected credit loss of $10.0 million against the loans receivable ($8.7 million, net of income taxes) and $5.0 million related to accrued interest against the amounts receivable ($3.7 million, net of income taxes) for an aggregate expected credit loss of $15.0 million. The lifetime expected credit loss was estimated as the difference between all contractual cash flows that are due to the Company in accordance with the contract and all the cash flows that the Company expects to receive, discounted at the original effective interest rate.

Cash flows expected to be received were based on the expected capacity of the borrower to repay the financial instrument, which was highly dependent on a number of factors and assumptions, including: forecast diamond prices, production levels, operating costs, internal capital investments required to maintain the operations and other factors related to mining operations.

On October 27, 2023, Stornoway announced it was temporarily suspending operations at its Renard mine and placing itself under the protection of the Companies' Creditors Arrangement Act ("CCAA"). The growing uncertainty of the diamond price in the short and medium term, coupled with the significant and sudden drop in the price of the resource on the world market, have had a major impact on Stornoway's long-term financial situation. This was in part due to the halt in the import of rough diamonds by India and by the global geopolitical climate. As a result, the Company considered the loans to be credit-impaired and, with no reasonable expectation of any material cash flow recovery, wrote-off $12.8 million ($11.1 million, net of income taxes) on September 30, 2023 to fully provision its loans, for a total of $22.9 million for the year 2023.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2024 and 2023
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12. Royalty, stream and other interests

		Year ended December 31, 2024
	Royalty interests	Stream interests	Offtake interests	Total
	$	$	$	$

Balance - January 1	695,356	468,171	10,771	1,174,298
Additions	50,121	23,328	-	73,449
Depletion	(12,208)	(20,399)	-	(32,607)
Impairments	(49,558)	-	-	(49,558)
Foreign exchange revaluation impact	(46,298)	(5,429)	-	(51,727)

Balance - December 31	637,413	465,671	10,771	1,113,855

Producing
Cost	390,283	561,690	-	951,973
Accumulated depletion and impairments	(303,757)	(223,253)	-	(527,010)
Net book value - December 31	86,526	338,437	-	424,963

Development
Cost	352,216	160,017	20,842	533,075
Accumulated depletion and impairments	(68,832)	(58,531)	(20,842)	(148,205)
Net book value - December 31	283,384	101,486	-	384,870

Exploration and evaluation
Cost	274,874	26,271	10,771	311,916
Accumulated depletion and impairments	(7,371)	(523)	-	(7,894)
Net book value - December 31	267,503	25,748	10,771	304,022

Total net book value - December 31	637,413	465,671	10,771	1,113,855

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2024 and 2023
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12. Royalty, stream and other interests (continued)

Main acquisitions - 2024

Gold stream - Cascabel copper-gold project

On July 15, 2024, the Company announced that its wholly-owned subsidiary, Osisko Bermuda Limited ("Osisko Bermuda"), in partnership with Franco-Nevada (Barbados) Corporation ("FNB"), a wholly-owned subsidiary of Franco-Nevada Corporation, has entered into a definitive Purchase and Sale Agreement (Gold) (the "Gold Stream") with SolGold plc and certain of its wholly-owned subsidiaries (collectively, "SolGold"), with reference to gold production from SolGold's 100%-owned Cascabel copper-gold project located in Ecuador ("Cascabel").

Pursuant to the terms of the Gold Stream, Osisko Bermuda and FNB (collectively, the "Stream Purchasers") will make initial deposits totaling $100 million to SolGold in three equal tranches to fund the Cascabel's pre-construction costs (the "Pre-Construction Deposit"). The first tranche of the Pre-Construction Deposit was funded at closing, with the two subsequent tranches subject to achievement of key development milestones. Thereafter, the Stream Purchasers will make additional deposits totaling $650 million to SolGold to fund construction costs once Cascabel is fully financed and further derisked (the "Construction Deposit", and together with the Pre-Construction Deposit, the "Deposit").

Osisko Bermuda will provide 30% of the Deposit ($225 million, comprised of $30 million in Pre-Construction Deposit and $195 million in Construction Deposit) in exchange for a 30% interest in the Gold Stream and FNB will provide 70% of the Deposit in exchange for a 70% interest in the Gold Stream.

The deposit is payable as follows:

  $10 million paid at closing;
  $10 million on achievement of operational milestones, including execution of the amended investment protection agreement, completion of geotechnical drilling and finalization of the tailings storage facility design sufficient for a minimum of 10 years of operation;
  $10 million on achievement of operational milestones, including submission of all final permit applications for the construction and operation of the project; and
  $195 million payable pro rata drawdowns with construction facility.

Osisko Bermuda will purchase refined gold equal to 6% of the contained gold produced from Cascabel until 225,000 ounces of gold have been delivered to it, and 3.6% thereafter for the remaining life of the mine. Osisko Bermuda will make ongoing cash payments for refined gold delivered equal to 20% of the spot price of gold at the time of delivery.

Gold NSR royalty - Dalgaranga gold project

In December 2024, the Company completed the acquisition of a 1.8% gross revenue royalty ("GRR") on the Dalgaranga Gold project (the "Dalgaranga Royalty") operated by Spartan Resources Limited ("Spartan") in Western Australia. In addition, Osisko acquired a 1.35% GRR (the "Exploration Royalty") on additional regional exploration licenses in proximity to the Dalgaranga gold project. The consideration paid by Osisko to the seller, Tembo Capital Mining Fund III, for the Dalgaranga Royalty and the Exploration Royalty totalled $50.0 million.

Silver stream amendments - Gibraltar mine

In December 2024, Osisko completed certain amendments to its silver stream (the "Gibraltar Silver Stream") with respect to the Gibraltar copper mine ("Gibraltar"), located in British Columbia, Canada, which is operated by a wholly-owned subsidiary of Taseko Mines Limited ("Taseko"). On March 25, 2024, Taseko announced the completion of its acquisition of an additional 12.5% interest in Gibraltar from Dowa Metals & Mining Co., Ltd. and Furukawa Co., Ltd. giving Taseko an effective 100% interest. In December 2024, Osisko and Taseko amended the Gibraltar Silver Stream to increase Osisko's effective stream percentage by 12.5% to 100%. Further to this, Osisko and Taseko also extended the step-down silver delivery threshold to coincide with Taseko's recently updated mineral reserve estimate for Gibraltar. Osisko paid a total consideration of $12.7 million to Taseko.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2024 and 2023
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12. Royalty, stream and other interests (continued)

Main impairment - 2024

NSR royalty - Eagle Gold mine

On June 24, 2024, Victoria Gold Corp. ("Victoria") announced that the heap leach facility at the Eagle Gold mine experienced a failure. Operations were suspended while the site operations team, along with management and the Yukon government officials continued to assess the situation and gathered information. Victoria confirmed that there had been some damage to infrastructure and a portion of the failure had left containment. Subsequently, on July 4, 2024, Victoria advised that it had received notices of default from its lenders under the credit agreement dated December 18, 2020. A default under the Eagle Royalty Agreement dated April 13, 2018 was also triggered and, consequently, Osisko provided a notice of default to Victoria on July 4, 2024. On July 12, 2024 and July 30, 2024, Victoria reported that there can be no assurance that the company will have the financial resources necessary to repair the damage to the equipment and facilities, to remediate the impacts caused by the incident or to restart production.

These elements were considered indicators of impairment, among other facts and circumstances, and, accordingly, management performed an impairment assessment on its Eagle Gold mine royalty interest as at June 30, 2024. The recoverable amount, in accordance with IAS 36 Impairment of Assets, was estimated to be $nil at June 30, 2024 based on management's assessment of the facts and circumstances which include, amongst others, the complete halt of production, the social and political environment surrounding the incident, the capital requirements related to mitigation and site restoration, and the ability to restart operations with authorization from the Yukon Director of Mineral Resources or with the necessary financial resources. As a result, the Company recognized a full impairment loss of $49.6 million ($36.4 million, net of income taxes) on June 30, 2024.

Subsequently, on August 14, 2024, the Ontario Superior Court of Justice appointed PricewaterhouseCoopers Inc. as receiver and manager, at the direction of the Yukon Government and under the supervision of the court, of all the assets, undertakings and properties of Victoria, which properties include but is not limited to the Eagle Gold mine.

In the event that there is a change in the facts and circumstances surrounding the situation at the Eagle Gold mine, and there is a restart of operations and resumption of precious metal deliveries to Osisko under its royalty agreement, a re-assessment of the recoverable amount of the Eagle Gold mine royalty interest will be performed at that time, which may lead to a reversal of part or all of the impairment loss that has been recognized.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2024 and 2023
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12. Royalty, stream and other interests (continued)

		Year ended December 31, 2023
	Royalty interests	Stream interests	Offtake interests	Total
	$	$	$	$
Balance - January 1	650,782	356,029	10,771	1,017,582
Additions	55,894	161,851	-	217,745
Depletion	(17,799)	(24,002)	-	(41,801)
Impairments	(6,761)	(28,950)	-	(35,711)
Foreign exchange revaluation impact	13,240	3,243	-	16,483

Balance - December 31	695,356	468,171	10,771	1,174,298

Producing
Cost	486,437	584,154	-	1,070,591
Accumulated depletion and impairments	(339,563)	(232,522)	-	(572,085)
Net book value - December 31	146,874	351,632	-	498,506

Development
Cost	307,823	141,789	24,545	474,157
Accumulated depletion and impairments	(645)	(40,406)	(20,842)	(61,893)
Net book value - December 31	307,178	101,383	3,703	412,264

Exploration and evaluation
Cost	248,914	15,679	7,068	271,661
Accumulated depletion and impairments	(7,610)	(523)	-	(8,133)
Net book value - December 31	241,304	15,156	7,068	263,528

Total net book value - December 31	695,356	468,171	10,771	1,174,298

Main acquisitions - 2023

Silver stream - CSA mine

In June 2023, Osisko Bermuda closed a silver purchase agreement (the "CSA Silver Stream") with Metals Acquisition Limited, now MAC Copper Limited ("MAC Copper") concurrently with the closing of the acquisition by MAC Copper of the producing CSA mine in New South Wales, Australia ("CSA") from a subsidiary of Glencore plc (the "CSA Acquisition Transaction"). The closing date of the CSA Acquisition Transaction and the Silver Stream was June 15, 2023 (the "Closing Date").

Pursuant to the CSA Silver Stream, Osisko Bermuda paid an upfront cash deposit to MAC Copper of $75.0 million (the "Silver Deposit"). Osisko Bermuda will purchase an amount of refined silver equal to 100% of the payable silver produced from CSA for the life of the mine and will make ongoing payments for refined silver delivered equal to 4% of the spot silver price at the time of delivery. The deliveries under the CSA Silver Stream accrued as of February 1, 2023.

MAC Copper has granted Osisko Bermuda a right of first refusal in respect of the sale, transfer or buy-back of any royalty, stream or similar interest in the products mined or otherwise extracted from any property owned or acquired by MAC Copper or an affiliate between the Closing Date and the later of the seventh anniversary of the Closing Date or the date on which Osisko Bermuda or any affiliate ceases to hold or control more than 5% of the issued and outstanding common shares of MAC Copper.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2024 and 2023
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12. Royalty, stream and other interests (continued)

Main acquisitions - 2023 (continued)

Copper stream - CSA mine

In June 2023, Osisko Bermuda closed a copper purchase agreement (the "CSA Copper Stream") with MAC Copper concurrently with the closing of the CSA Acquisition Transaction.

Pursuant to the CSA Copper Stream, Osisko Bermuda paid an upfront cash deposit to MAC Copper of $75.0 million. Osisko Bermuda will be entitled to receive refined copper equal to 3.0% of payable copper produced from CSA until the 5th anniversary of the Closing Date (the "First Threshold Stream"), then 4.875% of payable copper produced from CSA until 33,000 metric tonnes have been delivered in aggregate (the "Second Threshold Stream"), and thereafter 2.25% of payable copper produced from CSA for the remaining life of the mine. Osisko Bermuda will make ongoing payments for refined copper delivered equal to 4% of the spot copper price at the time of delivery. On the 5th anniversary of the Closing Date, MAC Copper will have the option to exercise certain buy-down rights by paying a one-time cash payment to Osisko Bermuda. MAC Copper and certain of its subsidiaries, including the operating subsidiary following closing of the CSA Acquisition Transaction, provided Osisko Bermuda with corporate guarantees and other security over their assets for its obligations under the CSA Copper Stream.

In conjunction with the CSA Silver Stream and CSA Copper Stream, Osisko Bermuda subscribed for $40.0 million in equity of MAC Copper as part of its concurrent equity financing.

Silver stream amendments - Gibraltar mine

In June 2023, Osisko completed certain amendments to its 75% Gibraltar Silver Stream with respect to the Gibraltar copper mine, located in British Columbia, Canada, which is operated by a wholly-owned subsidiary of Taseko. On March 15, 2023, Taseko announced the completion of its acquisition of an additional 12.5% interest in Gibraltar from Sojitz Corporation giving Taseko an effective 87.5% interest. Osisko and Taseko amended the Gibraltar Silver Stream to increase Osisko's effective stream percentage by 12.5% to 87.5%. Further to this, Osisko and Taseko also extended the step-down silver delivery threshold to coincide with Taseko's recently updated mineral reserve estimate for Gibraltar. Osisko paid a total consideration of $10.25 million to Taseko.

Copper and gold NSR royalty - Costa Fuego copper-gold project

 In July 2023, Osisko closed the acquisition of a 1.0% copper NSR royalty and a 3.0% gold NSR royalty from Hot Chili Limited ("Hot Chili") covering the Costa Fuego copper-gold project in Chile, for a total cash consideration of $15.0 million. As part of the transaction, Osisko granted Hot Chili an option to buy-down a portion of the royalty, which can only occur upon a change of control, and which is exercisable until the fourth anniversary of the transaction closing date. The buydown option reduces each of the copper and gold royalty percentages by 0.5% (resulting in a 0.5% copper NSR royalty and 2.5% gold NSR royalty), in exchange for payment in an amount equal to 130%, 140%, or 150% of the up-front price paid by Osisko if exercised before the 2nd, 3rd or 4th anniversary of the transaction close. As part of the transaction, Hot Chili granted Osisko a corporate right of first offer on all future potential royalty and streaming opportunities, as well as certain other rights on proposed future royalty financings.

Gold NSR royalty - Namdini gold project

In October 2023, Osisko closed the acquisition of a 1% NSR royalty from Savannah Mining Limited covering the Namdini gold project ("Namdini") in Ghana for total consideration of $35.0 million. Namdini is controlled and will be operated by Shandong Gold Co Ltd. through its subsidiary Cardinal Namdini Mining Limited, which is owned in partnership with a subsidiary of China Railway Construction Group Corp Ltd.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2024 and 2023
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

12. Royalty, stream and other interests (continued)

Main impairments - 2023

Renard diamonds stream - Stornoway Diamond (Canada) Inc.

On October 27, 2023, Stornoway announced it was temporarily suspending operations at its Renard mine and placing itself under the protection of the CCAA. The growing uncertainty of the diamond price in the short and medium term, coupled with the significant and sudden drop in the price of the resource on the world market, have had a major impact on Stornoway's long-term financial situation. This was in part due to the halt in the import of rough diamonds by India and by the global geopolitical climate. These elements were considered indicators of impairment, among other facts and circumstances, and, accordingly, management performed an impairment assessment as at September 30, 2023. The impairment assessment resulted in an impairment charge of $11.2 million ($8.2 million, net of income taxes) on the Renard diamond stream.

As at September 30, 2023, the Renard diamond stream was written down to its estimated recoverable amount of $1.5 million, which was determined by the estimated net proceeds to be received from the sales of diamonds held in inventory at the date Stornoway suspended its activities. The main valuation inputs used were the expected diamond prices per carat to be realized and probabilities allocated to each expected sale to be realized. No discount rate was applied considering that the diamonds are expected to be sold within a relatively short period of time. As at December 31, 2023, the Renard diamond stream has a book value of nil, as the last sales expected from the Renard diamond stream were completed prior to year-end.

Tintic stream - Osisko Development

On December 31, 2023, the Company assessed if there were any indicators of impairment on its Tintic stream (which includes the Trixie deposit), and concluded that there were indicators of impairment and, accordingly, management performed an impairment assessment. As a result of the impairment assessment, the Company recorded an impairment charge of $17.8 million on its Tintic stream.

On December 31, 2023, the Tintic steam was written down to its estimated recoverable amount, which was determined by the value-in-use using a discounted cash-flows approach. The main valuation inputs used were the cash flows expected to be generated by the sale of gold from the Tintic project over its estimated life of the mine, based on an average gold price per ounce of $1,870, a real discount rate of 6.0% and weighted probabilities of different production scenarios.

A sensitivity analysis was performed by management on the gold price. If gold price per ounce applied to the cash flow projections had been 10% lower than management's estimates, the additional impairment would be immaterial.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2024 and 2023
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

13. Goodwill

The Company's goodwill is allocated to a group of cash generating units: the Canadian Malartic NSR royalty and the Éléonore NSR royalty ("CGUs").

The Company tests whether goodwill has suffered any impairment on an annual basis. The recoverable amount of the CGUs is determined based on the fair value less costs of disposal calculations using a discounted cash-flows approach, which require the use of assumptions and unobservable inputs, and therefore is classified as level 3 of the fair value hierarchy. The calculations use cash flow projections expected to be generated by the sale of gold and silver received from the CGUs based on annual gold and silver production over their estimated life from publicly released technical information by the operators to predict future performance.

The following table sets out the key assumptions for the CGUs in addition to annual gold and silver production over the estimated life of the Canadian Malartic Complex and the Éléonore mine:

	2024	2023

Long-term gold price (per ounce)	$2,184	$1,754
Long-term silver price (per ounce)	$27	$23
Post-tax real discount rate	4.9%	5.0%

Management has determined the values assigned to each of the above key assumptions as follows:

Assumption	Approach used to determine values

Long-term gold price	Based on current gold market trends consistent with external sources of information, such as long-term gold price consensus.

Long-term silver price	Based on current silver market trends consistent with external sources of information, such as long-term silver price consensus.

Post-tax real discount rate	Reflects specific risks relating to gold mines operating in Québec, Canada.

The Company's management has considered and assessed reasonably possible changes for key assumptions and has not identified any instances that could cause the carrying amount of the CGUs to exceed their recoverable amounts.

In 2024, and 2023, all changes in goodwill carrying amounts are related to foreign currency exchange differences.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2024 and 2023
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

14. Accounts payable and accrued liabilities

	December 31,	December 31,
	2024	2023
	$	$

Trade payables	1,378	2,373
Other payables	3,066	3,042
Accrued interests on long-term debt	342	529
Other accrued liabilities	545	261
	5,331	6,205

15. Lease liabilities

	2024	2023
	$	$

Balance - January 1	6,050	5,628
New liability	-	999
Payments of liabilities	(817)	(721)
Foreign exchange revaluation impact	(450)	144
Balance - December 31	4,783	6,050

Current	852	849
Non-current	3,931	5,201
Balance - December 31	4,783	6,050

Lease liabilities are mainly related to leases for office space.

16. Long-term debt

	2024	2023
	$	$
Balance - January 1	145,080	109,231
Increase in revolving credit facility	35,000	190,000
Repayment of revolving credit facility	(84,721)	(155,787)
Foreign exchange revaluation impact	(1,459)	1,636
Balance - December 31	93,900	145,080

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2024 and 2023
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

16. Long-term debt (continued)

	December 31,	December 31,
	2024	2023
	$	$

Revolving credit facility	93,900	145,246
Unamortized discount on banker's acceptances	-	(166)
Long-term debt, net	93,900	145,080
Current portion	-	-
Non-current portion	93,900	145,080
	93,900	145,080

Revolving credit facility

A total amount of C$550.0 million ($382.3 million) is available under the revolving credit facility (the "Facility"), with an additional uncommitted accordion of up to C$200.0 million ($139.0 million).

In April 2024, the maturity date of the Facility was extended from September 29, 2026 to April 30, 2028. The uncommitted accordion is subject to acceptance by the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalties, streams and other interests. The Facility is secured by the Company's assets.

The Facility is subject to standby fees. Funds drawn bear interest based on the base rate, prime rate, Canadian Overnight Repo Rate Average ("CORRA") or Secured Overnight Financing Rate ("SOFR"), plus an applicable margin depending on the Company's leverage ratio. As at December 31, 2024, the effective interest rate on the drawn balance was 5.8%, including the applicable margin.

The Facility includes quarterly covenants that require the Company to maintain certain financial ratios, including the Company's leverage ratios and meet certain non-financial requirements. As at December 31, 2024, all such ratios and requirements were met.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2024 and 2023
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

17. Share capital

Shares

Authorized

Unlimited number of common shares, without par value

Unlimited number of preferred shares, issuable in series

Normal Course Issuer Bid

In December 2024, Osisko renewed its normal course issuer bid ("NCIB") program. Under the terms of the NCIB program, Osisko may acquire up to 9,331,275 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2024 NCIB program are authorized from December 12, 2024 until December 11, 2025. Daily purchases will be limited to 73,283 common shares, other than block purchase exemptions.

Under the terms of the previous NCIB program, Osisko was allowed to acquire up to 9,258,298 of its common shares from time to time, from December 12, 2023 to December 11, 2024. Daily purchases were limited to 94,834 common shares.

During the year ended December 31, 2024, the Company purchased for cancellation a total of 26,000 common shares for $0.4 million (C$0.6 million; average acquisition price per share of C$22.48). During the year ended December 31, 2023, the Company did not purchase any common shares under the NCIB program.

Dividends

The following table provides details on the dividends declared by the Company for the years ended December 31, 2024 and 2023:

Declaration date	Dividend per share	Record date	Payment date	Total dividends
	C$			$

February 20, 2024	0.060	March 28, 2024	April 15, 2024	8,271,000
May 8, 2024	0.065	June 28, 2024	July 15, 2024	8,843,000
August 6, 2024	0.065	September 30, 2024	October 15, 2024	8,878,000
November 6, 2024	0.065	December 31, 2024	January 15, 2025	8,673,000
Year 2024	0.255			34,665,000

February 23, 2023	0.055	March 31, 2023	April 14, 2023	7,511,000
May 10, 2023	0.060	June 30, 2023	July 14, 2023	8,268,000
August 9, 2023	0.060	September 29, 2023	October 16, 2023	8,281,000
November 8, 2023	0.060	December 29, 2023	January 15, 2024	8,163,000
Year 2023	0.235			32,223,000

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2024 and 2023
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

17. Share capital (continued)

Dividends (continued)

Dividend reinvestment plan

The Company offers a dividend reinvestment plan ("DRIP") that allows Canadian and U.S. shareholders to reinvest their cash dividends into additional common shares either purchased on the open market through the facilities of the TSX or the NYSE, or issued directly from treasury by the Company, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the common shares on the TSX or the NYSE during the five trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at the Company's sole election.

As at December 31, 2024, the holders of 18.4 million common shares had elected to participate in the DRIP, representing dividends payable of $0.8 million. During the year ended December 31, 2024, the Company issued 205,741 common shares under the DRIP, at a discount rate of 3% (140,405 common shares in 2023 at a discount rate of 3%). On January 15, 2025, 45,878 common shares were issued under the DRIP at a discount rate of 3%.

Capital management

The Company's primary objective when managing capital is to maximize returns for its shareholders by growing its asset base, mostly through accretive acquisitions of high-quality royalties, streams and other similar interests, while ensuring capital protection. The Company defines capital as long-term debt and total equity, including the undrawn portion of the revolving credit facility. Capital is managed by the Company's management and governed by the Board of Directors.

	December 31,	December 31,
	2024	2023
	$	$
Long-term debt	93,900	145,080
Total equity	1,188,953	1,247,931
Undrawn revolving credit facility(i)	288,336	270,775
	1,571,189	1,663,786

(i) Excluding the potential additional available credit (accordion) of C$200.0 million ($139.0 million) as at December 31, 2024 and 2023 (Note 16).

There were no changes in the Company's approach to capital management during the year ended December 31, 2024, compared to the prior year. The Company is not subject to material externally imposed capital requirements and is in compliance with all its covenants under its revolving credit facility (Note 16) as at December 31, 2024.

18. Share-based compensation

Share options

The Company offers a share option plan (the "Option Plan") to its officers, employees and consultants. Options may be granted at an exercise price determined by the Board of Directors but shall not be less than the closing market price of the common shares of the Company on the TSX on the day prior to their grant. No participant shall be granted an option which exceeds 5% of the issued and outstanding shares of the issuer at the time of granting of the option. The number of common shares issued to insiders of the issuer within one year and issuable to the insiders at any time under the Option Plan or combined with all other share compensation arrangements, cannot exceed 8% of the issued and outstanding common shares. The duration and the vesting period are determined by the Board of Directors. However, the expiry date may not exceed 7 years after the date of granting.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2024 and 2023
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

18. Share-based compensation (continued)

Share options (continued)

The following table summarizes information about the movement of the share options outstanding:

	2024		2023
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		C$		C$
Balance - January 1	3,122,006	14.50	3,511,922	13.55
Granted (i)	287,300	18.72	728,700	18.08
Exercised	(956,758)	13.44	(938,615)	13.47
Forfeited / Cancelled	-	-	(171,335)	15.95
Expired	(6)	13.93	(8,666)	13.50
Balance - December 31	2,452,542	15.41	3,122,006	14.50
Options exercisable - December 31	1,703,943	14.51	1,920,804	13.66

(i) Options were granted to officers and employees.

The weighted average share price when share options were exercised during the year ended December 31, 2024 was C$23.59 (C$19.56 for the year ended December 31, 2023).

The following table summarizes the share options outstanding as at December 31, 2024:

	Options outstanding			Options exercisable
			Weighted
			average
		Weighted	remaining		Weighted
Exercise	Number of	average	contractual	Number of	average
price range	options	exercise price	life (years)	options	exercise price
C$		C$			C$

12.70 - 14.50	1,471,276	13.53	1.4	1,305,509	13.44
15.97 - 22.20	981,266	18.22	3.7	398,434	18.00
	2,452,542	15.41	2.3	1,703,943	14.51

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2024 and 2023
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

18. Share-based compensation (continued)

Share options (continued)

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

	2024	2023

Dividend per share	1.3%	1.5%
Expected volatility	37%	41%
Risk-free interest rate	3.8%	3.8%
Expected life	45 months	47 months
Weighted average share price	C$18.72	C$18.08
Weighted average fair value of options granted	C$5.65	C$5.88

The expected volatility was estimated using Osisko's historical data from the date of grant and for a period corresponding to the expected life of the options. Share options are exercisable at the closing market price of the common shares of the Company on the day prior to their grant.

The fair value of the share options is recognized as compensation expense over the vesting period. In 2024, the total share-based compensation related to share options amounted to $1.6 million ($3.1 million in 2023).

Deferred and restricted share units

The Company offers a DSU plan to its non-executive directors and a RSU plan to its officers, employees and consultants as part of their long-term compensation package. Under the plans, payments may be settled in the form of common shares, cash or a combination of common shares and cash, at the sole discretion of the Company. The plans are currently classified as equity-settled plans.

The following table summarizes information about the DSU and RSU movements:

	2024		2023
	DSU (i)	RSU (ii)	DSU (i)	RSU (ii)

Balance - January 1	414,278	717,105	429,575	852,803
Granted	70,440	308,000	56,895	235,540
Reinvested dividends	4,578	8,247	5,545	10,836
Settled	(42,095)	(272,160)	(69,678)	(298,313)
Forfeited	(11,696)	(18,990)	(8,059)	(83,761)
Balance - December 31	435,505	742,202	414,278	717,105
Balance - Vested	381,246	-	365,098	-

(i) Unless otherwise decided by the Board of Directors of the Company, the DSU vest the day prior to the next annual general meeting and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, to each non-executive director when he or she leaves the board or is not re-elected. The accounting value of the payout is determined by multiplying the number of DSU expected to vest at the settlement date by the closing price of the Company's shares on the day prior to the grant date, and is recognized over the vesting period. On the settlement date, one common share will be issued for each DSU, after deducting any income taxes payable on the benefit earned by the director that must be remitted by the Company to the tax authorities. The DSU granted in 2024 have a weighted average value of C$21.84 per DSU (C$21.16 per DSU in 2023).

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2024 and 2023
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

18. Share-based compensation (continued)

Deferred and restricted share units (continued)

(ii) One half of the RSU is time-based (the "time-based RSU") and the other half is time-based and depends on the achievement of certain performance measures (the "performance-based RSU"). The time-based RSU granted prior to 2024 vest and are payable three years after the grant date. The time-based RSU granted in 2024 vest and are payable in three equal tranches at each anniversary of the grant date. The performance-based RSU vest and are payable three years after the grant date. The RSU are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company. The accounting value of the payout is determined by multiplying the number of RSU expected to vest at the settlement date by the closing price of the Company's shares on the day prior to the grant date, and is recognized over the vesting period and adjusted for the performance-based components, when applicable. On the settlement date, one common share is issued for each vested RSU, after deducting any income taxes payable on the benefit earned by the employee that must be remitted by Osisko to the tax authorities. The RSU granted in 2024 have a weighted average value of C$18.79 per RSU (C$17.87 per RSU in 2023).

The total share-based compensation expense related to the DSU and RSU plans in 2024 amounted to $4.7 million ($4.6 million in 2023).

Based on the closing price of the common shares at December 31, 2024 ($18.10 or C$26.03), and considering a marginal income tax rate of 53.3%, the estimated amount that Osisko is expected to transfer to the tax authorities to settle the employees' tax obligations related to the vested DSU and RSU to be settled in equity amounts to $3.7 million ($2.8 million as at December 31, 2023) and to $11.4 million based on all DSU and RSU outstanding ($8.6 million as at December 31, 2023).

19. Income taxes

(a) Income tax expense

The income tax recorded in the consolidated statements of income (loss) for the years ended December 31, 2024 and 2023 is presented as follows:

	2024	2023
	$	$

Current income tax
Expense for the year	2,692	1,915
Current income tax expense	2,692	1,915

Deferred income tax (Note 19 (b)):
Origination and reversal of temporary differences	5,521	1,875
Change in unrecognized deductible temporary differences	5,174	7,460
Adjustments in respect of prior years	462	(1,694)
Other	26	233
Deferred income tax expense	11,183	7,874
Income tax expense	13,875	9,789

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2024 and 2023
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

19. Income taxes (continued)

(a) Income tax expense (continued)

The provision for income taxes presented in the consolidated statements of income (loss) differs from the amount that would arise using the statutory income tax rate applicable to income of the consolidated entities, as a result of the following:

	2024	2023
	$	$

Earnings (loss) before income taxes	30,142	(27,637)
Income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate	7,988	(7,324)
Increase (decrease) in income taxes resulting from:
Non-deductible (revenues) expenses, net	(59)	71
Non-taxable portion of capital losses, net	6,051	9,915
Differences in foreign statutory tax rates	(6,566)	918
Changes in unrecognized deferred tax assets	5,174	7,460
Foreign withholding taxes	799	210
Adjustments in respect of prior years	462	(1,694)
Other	26	233
Total income tax expense	13,875	9,789

The 2024 and 2023 Canadian federal and provincial statutory income tax rate is 26.5%.

(b) Deferred income taxes

The components that give rise to deferred income tax assets and liabilities are as follows:

	December 31,	December 31,
	2024	2023
	$	$
Deferred tax assets:
Non-capital losses	8,387	26,615
Deferred and restricted share units	4,116	3,234
Share and debt issue expenses	888	1,484
Other	478	4
	13,869	31,337
Deferred tax liabilities:
Royalty interests	(85,089)	(98,765)
Stream interests	(4,634)	(4,038)
Investments	(380)	(1,331)
	(90,103)	(104,134)
Deferred tax liability, net	(76,234)	(72,797)

Deferred tax assets and liabilities have been offset on the balance sheets where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2024 and 2023
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

19. Income taxes (continued)

(b) Deferred income taxes (continued)

The movement in net deferred tax liabilities during the years ended December 31, 2024 and 2023 may be summarized as follows:

	2024	2023
	$	$

Balance - January 1	(72,797)	(63,917)
Recognized in net earnings	(11,183)	(7,874)
Recognized in other comprehensive loss / income	918	535
Recognized in equity	929	297
Currency conversion adjustment	5,899	(1,838)
Balance - December 31	(76,234)	(72,797)

(c) Unrecognized deferred tax liabilities

The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized as at December 31, 2024, is $73.7 million ($53.4 million as at December 31, 2023). No deferred tax liabilities are recognized on the temporary differences associated with investments in subsidiaries because the Company controls the timing of reversal and it is not probable that they will reverse in the foreseeable future.

(d) Unrecognized deferred tax assets

As at December 31, 2024, the Company had temporary differences associated with marketable securities with a tax benefit of $35.8 million ($34.0 million as at December 31, 2023), which are not recognized as deferred tax assets. The Company recognizes the benefit of tax attributes only to the extent of anticipated future taxable income that can be reduced by these attributes.

20. Additional information on the consolidated statements of income (loss)

	2024	2023
	$	$
Revenues

Royalty interests	130,375	118,829
Stream interests	60,782	64,399
	191,157	183,228

Cost of sales

Royalty interests	413	379
Stream interests	6,325	11,956
	6,738	12,335

Depletion

Royalty interests	12,208	17,796
Stream interests	20,399	24,005
	32,607	41,801

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2024 and 2023
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

20. Additional information on the consolidated statements of income (loss) (continued)

	2024	2023
	$	$
Other operating expenses

Employee benefit expenses (see below)	14,586	19,177
Impairment of assets	49,558	35,711
Professional fees	4,631	4,907
Insurance costs	1,356	1,486
Amortization	965	906
Travel expenses	838	670
Communication and promotional expenses	758	642
Public company expenses	565	600
Rent and office expenses	427	414
Other, net	(196)	116
	73,488	64,629
Employee benefit expenses

Salaries and short-term employee benefits	8,348	8,363
Termination benefits (Note 21)	-	4,197
Share-based compensation	6,238	6,617
	14,586	19,177

Other losses, net

Change in fair value of financial assets at fair value through profit and loss	343	(9,748)
Net (loss) gain on dilution of investments in associates (Note 10)	(9,300)	3,580
Net loss on disposal of an associate (Note 10)	-	(5,459)
Net loss on deemed disposal of an associate (Note 10)	-	(2,277)
Impairment of investments in associates (Note 10)	-	(48,968)
Change in allowance for expected credit loss and write-off of other investments and interest receivable (Note 11)	1,399	(27,831)
Other	(2,362)	502
	(9,920)	(90,201)

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2024 and 2023
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

21. Key management

Key management includes directors (executive and non-executive) and the executive management team. The compensation paid or payable to key management for employee services is presented below:

	2024	2023
	$	$

Salaries and short-term employee benefits	3,036	3,326
Termination benefits	-	4,094
Share-based compensation	2,925	4,719
	5,961	12,139

Key management employees are subject to employment agreements which provide for payments on termination of employment without cause or following a change of control providing for payments of between once to twice base salary and bonus and certain vesting acceleration clauses on restricted and deferred share units and share options. In 2023, termination benefits include a share-based compensation expense of $1.1 million related to certain share-based awards to outgoing executives.

22. Net earnings (loss) per share

	2024	2023
	$	$

Net earnings (loss)	16,267	(37,426)

Basic weighted average number of common shares outstanding (in thousands)	186,290	185,036
Dilutive effect of share options	915	-
Dilutive effect of RSU and DSU	376	-
Diluted weighted average number of common shares	187,581	185,036

Net loss per share
Basic and diluted	0.09	(0.20)

For the year ended December 31, 2024, 53,200 share options were excluded from the computation of diluted earnings per share as their effect was anti-dilutive.

As a result of the net loss for the year ended December 31, 2023, all potentially dilutive common shares are deemed to be antidilutive for the period and thus diluted net loss per share is equal to the basic net loss per share.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2024 and 2023
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

23. Additional information on the consolidated statements of cash flows

	2024	2023
	$	$

Interests received measured using the effective rate method	4,352	4,141
Interests paid on long-term debt	7,255	12,722
Income taxes paid	2,692	1,915

Changes in non-cash working capital items
Increase in amounts receivable	(880)	(3,603)
(Increase) decrease in other current assets	(220)	488
(Decrease) increase in accounts payable and accrued liabilities	(777)	1,603
	(1,877)	(1,512)

24. Financial risks

The Company's activities expose it to a variety of financial risks: market risks (including interest rate risk, foreign currency risk and other price risk), credit risk and liquidity risk. The Company's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company's performance.

Risk management is carried out under policies approved by the Board of Directors. The Board of Directors provides principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, the use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidities.

(a) Market risks

(i) Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates.

The Company's interest rate risk on financial assets is primarily related to cash, which bear interest at variable rates. Based on the cash balance as at December 31, 2024, the impact on interest income over a 12-month horizon of a 1.0% shift in interest rates would be immaterial. Other financial assets are not exposed to interest rate risk because they are mostly non-interest bearing or bear interest at fixed rates.

The revolving credit facility bears a variable interest rate and, based on the revolving credit facility's balance as at December 31, 2024, the impact on financial expenses over a 12-month horizon of a 1.0% shift in interest rates would be immaterial. Other financial liabilities are not exposed to interest rate risk because they are non-interest bearing or bear a fixed interest rate.

(ii) Foreign exchange risk

The functional currencies of the Company's entities include the Canadian, U.S. and Australian dollars with the reporting currency of the Company being the U.S. dollar. The Company is exposed to foreign exchange risk arising from currency volatility, primarily with respect to the assets and liabilities denominated in U.S. dollars held by entities having the Canadian dollar as their functional currency, including material cash balances denominated in U.S. dollars and outstanding drawdowns on its credit facility in U.S. dollars, and is therefore exposed to material gains or losses on foreign exchange.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2024 and 2023
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

24. Financial risks (continued)

(a) Market risks (continued)

(ii) Foreign exchange risk (continued)

As at December 31, 2024 and 2023, the balances in U.S. dollars held by entities having the Canadian dollar as their functional currency were as follows:

	December 31,
	2024	2023
	$	$

Cash	9,639	9,225
Amounts receivable	73	1,767
Other assets	975	1,037
Accounts payable and accrued liabilities	(285)	(473)
Revolving credit facility	(80,000)	(115,000)

Net exposure, in U.S. dollars	(69,598)	(103,444)

Equivalent in Canadian dollars	(100,145)	(136,815)

Based on the balances as at December 31, 2024, a 5% fluctuation in the exchange rates on that date (with all other variables being constant) would have resulted in a variation of net earnings of approximately $3.6 million in 2024 ($5.3 million in 2023).

The Company also records currency translation adjustment gains or losses, through comprehensive income or loss, arising primarily from the fluctuation of the U.S. dollar on its assets and liabilities denominated in Canadian dollars held by entities having the Canadian dollar as their functional currency.

(iii) Other price risk

The Company is exposed to equity price risk as a result of holding long-term investments in mining companies. The equity prices of long-term investments are impacted by various underlying factors, including commodity prices. Based on the Company's long-term investments held as at December 31, 2024 and 2023, a 10% increase (decrease) in the equity prices of these investments would have an immaterial impact on net earnings and would increase (decrease) other comprehensive income (loss) by $5.4 million for the year ended December 31, 2024 ($1.2 million for the year ended December 31, 2023).

(b) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge its obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash, amounts receivable, short-term investments and other financing facilities receivable. The Company reduces its credit risk by investing its cash in high interest savings accounts with Canadian and U.S. recognized financial institutions. In the case of amounts receivable, short-term investments and other financing facilities, the Company performs either a credit analysis or ensures that it has sufficient guarantees in case of a non-payment by the third-party to cover the net book value of the note. A provision is recorded if there is an expected credit loss based on the analysis. In some cases, the loans receivable could be applied against stream deposits due by the Company or converted into a royalty if the third-party is not able to reimburse its loan. As at December 31, 2024, a provision of $34.2 million ($33.1 million as at December 31, 2023) is recorded as a result of the expected credit loss analysis, mostly on certain loans made to the company holding the Renard diamond mine and the Amulsar gold project (the loans that were considered as credit-impaired were fully provisioned as the companies are not expected to be in a position to reimburse them).

The maximum credit exposure of the Company corresponds to the respective instrument's net carrying amount.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2024 and 2023
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

24. Financial risks (continued)

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet the obligations associated with its financial liabilities. The Company manages the liquidity risk by continuously monitoring actual and projected cash flows, considering the requirements related to its investment commitments and matching the maturity profile of financial assets and liabilities. The Board of Directors reviews and approves any material transaction out of the ordinary course of business, including proposals on mergers, acquisitions or other major investment or divestitures. The Company also manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 17. As at December 31, 2024, cash is invested in high interest savings accounts held with Canadian and U.S. recognized financial institutions.

As at December 31, 2024, all financial liabilities to be settled in cash or by the transfer of other financial assets mature within 90 days, except for the revolving credit facility and the lease liabilities, which are described below:

	As at December 31, 2024
	Total amount payable		Estimated annual payments
		Maturity	2025	2026	2027	2028	2029
	$		$	$	$	$	$

Revolving credit facility (i)	115,226	April 30, 2028	6,397	6,397	6,397	96,035	-
Lease liabilities	5,916	December 31, 2029	1,245	1,259	1,259	1,113	1,040
	121,142		7,642	7,656	7,656	97,148	1,040

(i) The interest payable is based on the actual interest rates and foreign exchange rates as at December 31, 2024.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2024 and 2023
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

25. Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated balance sheets and categorized by level according to the significance of the inputs used in making the measurements.

Level 1- Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2- Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

			December 31, 2024
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss (i)
Warrants on equity securities and convertible debentures and notes
Publicly traded mining companies
Precious metals	-	-	6,534	6,534
Other minerals	11	-	3	14
Financial assets at fair value through other comprehensive (loss) income (i)
Equity securities
Publicly traded mining companies
Precious metals	1,822	-	138	1,960
Other minerals (ii)	53,353	-	-	53,353
	55,186	-	6,675	61,861

			December 31, 2023
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss (i)
Warrants on equity securities and convertible debentures and notes
Publicly traded mining companies
Precious metals	-	-	6,706	6,706
Other minerals	33	-	27	60
Financial assets at fair value through other comprehensive (loss) income (i)
Equity securities
Publicly traded mining companies
Precious metals	2,688	-	150	2,838
Other minerals (ii)	60,731	-	-	60,731
	63,452	-	6,883	70,335

(i) On the basis of its analysis of the nature, characteristics and risks of equity securities, the Company has determined that presenting them by industry and type of investment is appropriate.

(ii) Equity securities classified under other minerals are mostly related to copper.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2024 and 2023
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

25. Fair value of financial instruments (continued)

During the year ended December 31, 2024, there were no transfers among Level 1, Level 2 and Level 3. During the year ended December 31, 2023, common shares having a fair value of $2.3 million were transferred from Level 3 to Level 1 as these common shares began trading on a recognized stock exchange.

Financial instruments in Level 1

The fair value of financial instruments traded in active markets is based on quoted market prices on a recognized securities exchange at the balance sheet dates. The quoted market price used for financial assets held by the Company is the last transaction price. Instruments included in Level 1 consist primarily of common shares and warrants trading on recognized securities exchanges, such as the TSX, TSX Venture or NEO.

Financial instruments in Level 2

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on the Company's specific estimates. If all significant inputs required to measure the fair value of an instrument are observable, the instrument is included in Level 2. Instruments included in Level 2 consist of notes receivable. If one or more of the significant inputs are not based on observable market data, the instrument is included in Level 3.

Financial instruments in Level 3

Financial instruments classified in Level 3 include convertible instruments and warrants held by the Company that are not traded on a recognized securities exchange. The fair value of the investments in convertible instruments and warrants is determined directly or indirectly using the Black-Scholes option pricing model which includes significant inputs not based on observable market data.

The following table presents the changes in the Level 3 investments (comprised of warrants and convertible instruments) for the years ended December 31, 2024 and 2023:

	2024	2023
	$	$

Balance - January 1	6,883	19,862
Transfer of common shares from level 3 to level 1	-	(2,266)
Disposals	-	(3,698)
Change in fair value - warrants expired (i)	4	(417)
Change in fair value - investments held at the end of the period (i)	339	(6,991)
Foreign exchange revaluation impact	(551)	393
Balance - December 31	6,675	6,883

(i) Recognized in the consolidated statements of income (loss) under other losses, net.

The fair value of the financial instruments classified as Level 3 depends on the nature of the financial instruments.

The fair value of the warrants on equity securities and the convertible instruments of publicly traded mining exploration and development companies, classified as Level 3, is determined using directly or indirectly the Black-Scholes option pricing model. The main non-observable input used in the model is the expected volatility. An increase/decrease in the expected volatility used in the models of 10% would have resulted in an insignificant variation of the fair value of the warrants and convertible instruments as at December 31, 2024 and 2023.

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2024 and 2023
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

25. Fair value of financial instruments (continued)

Financial instruments not measured at fair value on the consolidated balance sheets

Financial instruments that are not measured at fair value on the consolidated balance sheets are represented by cash, short-term investments, revenues receivable from royalty, stream and other interests, other receivables, other financing facilities receivable, accounts payable and accrued liabilities and long-term debt. The fair values of cash, short-term investments, revenues receivable from royalty, stream and other interests, other receivables and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature. The carrying value of the liability under the revolving credit facility approximates its fair value given that the credit spread is similar to the credit spread the Company would obtain under similar conditions at the reporting date. The fair value of the other financing credit facilities receivable approximate their carrying value as there were no significant changes in economic and risk parameters or assumptions related to the instruments since the issuance, acquisition or renewal of those financial instruments, with the exception of one note receivable for which an allowance for expected credit loss and a write-off were recorded on June 30, 2023 and September 30, 2023, respectively (Note 11), as the credit risk related to this note receivable had increased significantly during the related periods.

26. Segment disclosure

The President and Chief Executive Officer (chief operating decision-maker) organizes and manages the business under a single operating segment, consisting of acquiring and managing precious metals and other royalties, streams and other interests. All of the Company's assets, liabilities, revenues, expenses and cash flows are attributable to this single operating segment. The following tables present segmented information for this single segment.

Geographic revenues

Geographic revenues, including revenues derived from the sale of metals and diamonds received or acquired from in-kind royalties, streams and other interests, are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the years ended December 31, 2024 and 2023, royalty, stream and other interest revenues were earned from the following jurisdictions:

	North America (i)	South America	Australia	Africa	Europe	Total
	$	$	$	$	$	$

2024

Royalties	126,101	1,338	240	2,696	-	130,375
Streams	8,204	22,371	19,808	-	10,399	60,782

	134,305	23,709	20,048	2.696	10,399	191,157

2023

Royalties	117,447	1,058	114	210	-	118,829
Streams	25,614	23,149	7,620	-	8,016	64,399

	143,061	24,207	7,734	210	8,016	183,228

(i) 91% of North America's revenues are generated from Canada in 2024 (91% in 2023).

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2024 and 2023
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

26. Segment disclosure (continued)

Geographic revenues (continued)

In 2024, two royalty/stream interests generated revenues of $100.6 million (three royalty/stream interests generated revenues of $108.4 million in 2023), which represented 53% of revenues (59% of revenues in 2023), including one royalty interest that generated revenues of $78.3 million ($66.7 million in 2023). In 2024, revenues generated from precious metals represented 94% of total revenues. In 2023, revenues generated from precious metals and diamonds represented 90% and 10% of revenues, respectively.

Geographic net assets

The following table summarizes the royalty, stream and other interests by jurisdiction, as at December 31, 2024 and December 31, 2023, which is based on the location of the properties related to the royalty, stream or other interests:

	North America (i)	South America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

December 31, 2024

Royalties	392,520	127,008	57,646	49,906	-	10,333	637,413
Streams	146,408	127,974	136,386	-	22,300	32,603	465,671
Offtakes	-	-	7,067	-	3,704	-	10,771

	538,928	254,982	201,099	49,906	26,004	42,936	1,113,855

December 31, 2023

Royalties	483,050	138,259	8,511	54,295	-	11,241	695,356
Streams	140,567	123,353	146,884	-	22,300	35,067	468,171
Offtakes	-	-	7,067	-	3,704	-	10,771

	623,617	261,612	162,462	54,295	26,004	46,308	1,174,298

(i) 78% of North America's net interests are located in Canada as at December 31, 2024 (80% as at December 31, 2023).

27. Related party transactions

As at December 31, 2024, a note receivable from an associate of $12.2 million is included in other investments ($6.2 million as at December 31, 2023).

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2024 and 2023
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

28. Commitments

Investments in royalty and stream interests

As at December 31, 2024, significant commitments related to the acquisition of royalties and streams are detailed in the following table:

Company	Project (asset)	Installments	Triggering events

Gold Resource Corporation	Back Forty project (gold stream)	$5.0 million	Receipt of all material permits for the construction and operation of the project.
		$25.0 million	Pro rata to drawdowns with construction finance facility.

SolGold plc	Cascabel project (gold stream)	$10.0 million

Achievement of operational milestones, including execution of the amended investment protection agreement, completion of geotechnical drilling and finalization of the tailings storage facility design sufficient for a minimum of 10 years of operation.

		$10.0 million	Achievement of operational milestones, including submission of all final permit applications for the construction and operation of the project.
		$195.0 million	Pro rata to drawdowns with construction finance facility.

Falco Resources Ltd.	Horne 5 project (silver stream)	C$45.0 million

Receipt of all necessary material third-party approvals, licenses, rights of way, surface rights on the property and all material construction permits, positive construction decision, and raising a minimum of C$135.0 million in non-debt financing and demonstrating that the financial assurance required to allow Falco to proceed with the commencement of mining activities can be satisfied, as applicable.

		C$60.0 million	Upon total projected capital expenditure having been demonstrated to be financed.
		C$40.0 million (optional)	Payable with fourth installment, at sole election of Osisko, to increase the silver stream to 100% of payable silver (from 90%).

Osisko Gold Royalties Ltd Notes to the Consolidated Financial Statements For the years ended December 31, 2024 and 2023
(tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

28. Commitments (continued)

Stream and offtake purchase agreements

The following table summarizes the significant commitments related to producing assets and assets in advance stage of development to pay for metals and other commodities to which Osisko has the contractual right pursuant to the associated purchase agreements:

	Attributable payable production to be purchased		Per ounce/tonne/carat cash payment		Term of agreement	Date of contract
Interest	Silver	Other	Silver	Other
CSA streams (1)	100%	3.0 - 4.875% (Copper)	4%	4%	Life of mine	June 2023
Gibraltar stream (2)	100%		nil		Life of mine	March 2018 Amended Dec. 2024
Mantos Blancos stream (3)	100%		8% spot		Life of mine	September 2015 Amended Aug. 2019
Renard stream (4)		9.6% (Diamonds)		Lesser of 40% of sales price or $40	40 years	July 2014 Amended Oct. 2018
Sasa stream (5)	100%		$6.545		40 years	November 2015

(1) Osisko Bermuda will receive refined silver equal to 100% of the payable silver produced from the CSA mine for the life of the mine, and will be entitled to receive refined copper equal to 3.0% of payable copper produced from the CSA mine until the 5th anniversary of the agreements, then 4.875% of payable copper produced from the CSA mine until 33,000 metric tonnes have been delivered in aggregate, and thereafter 2.25% of payable copper produced from the CSA mine for the remaining life of the mine. On the 5th anniversary of the Closing Date, MAC Copper will have the option to exercise certain buy-down rights by paying a one-time cash payment to Osisko Bermuda of $20.0 million to $40.0 million. If the option is exercised, Osisko Bermuda will still be entitled to receive refined copper equal to 3.25% - 4.0625% of payable copper produced from the CSA mine until 23,900 to 28,450 metric tonnes have been delivered in aggregate, and thereafter 1.5% - 1.875% of payable copper produced from the CSA mine for the remaining life of the mine. As of December 31, 2024, a total of 0.8 million ounces of silver and 748 tonnes of copper have been delivered to Osisko  Bermuda under the stream agreements.

(2) Osisko will receive from Taseko an amount of silver production equal to 100% of Gibraltar mine's production, until reaching the delivery to Osisko of 6.8 million ounces of silver, and 35% of production thereafter. As of December 31, 2024, a total of 1.5 million ounces of silver have been delivered under the stream agreement.

(3) The stream percentage shall be payable on 100% of silver until 19,300,000 ounces have been delivered, after which the stream percentage will be 40%. As of December 31, 2024, a total of 6.4 million ounces of silver have been delivered to Osisko Bermuda under the stream agreement.

(4) On October 27, 2023, Stornoway announced it was temporarily suspending operations and placing itself under the protection of the Companies' Creditors Arrangement Act.

(5) Price subject to the lesser of 3% or inflation over the previous calendar year measured by the consumer price index (CPI) per ounce price escalation after 2016.

29. Subsequent event

Dividend

On February 19, 2025, the Board of Directors declared a quarterly dividend of C$0.065 per common share payable on April 15, 2025 to shareholders of record as of the close of business on March 31, 2025.